SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

United Retail Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

9113801013
(CUSIP Number)

Eric Faintreny
Chief Executive Officer
Redcats USA, Inc.
463 Seventh Avenue
New York, NY 10018
Telephone: (212) 613-9656

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

     David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

October 24, 2007
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 9113801013		SCHEDULE 13D	(Page 2 of 7)

1	NAME OF REPORTING PERSONS
Redcats USA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		100 Shares.

BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		100 Shares.

PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%

14	TYPE OF REPORTING PERSON*
OO

Item 1. Security and Issuer.

     This statement relates to shares of common stock, par value $0.01 per share (the “Shares”), of United Retail Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 365 West Passaic Street, Rochelle Park, NJ 07662.

Item 2. Identity and Background.

     This statement on Schedule 13D is being filed by Redcats USA, Inc., a Delaware corporation (“Redcats USA” or the “Reporting Person”).

     Redcats USA is a Delaware corporation with its principal executive offices located at 463 Seventh Avenue, New York, New York, 10018. Redcats USA’s telephone number is (212) 613-9500. Redcats USA is a leading catalog and online marketer of apparel and home products, operating in North America. Its primary brands are Chadwick’s®, Roaman’s®, Jessica London®, KingSize® and BrylaneHome®. Redcats USA is a wholly owned subsidiary of the Redcats Group, the world’s third largest catalog and online group in apparel and home products operating in 28 countries, through 17 brands with a staff of 20,000 associates and a turnover of 4.33 billion in 2006.

     The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the directors and executive officers of Redcats USA are set forth in Schedule A of this statement and is incorporated herein by reference.

     François Pinault controls Société Financière Pinault, which holds 100% of the outstanding voting securities of Artémis Holdings S.A., which holds over 55% of the voting rights of PPR S.A., which indirectly holds 100% of the outstanding voting securities of Redcats USA. Mr. Pinault is the founder and former president of Artémis Holdings S.A. and PPR S.A., and director of Société Financière Pinault and Artémis Holdings S.A. Mr. Pinault is a citizen of France.

     None of the persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Redcats USA, through Merger Sub (as defined below), acquired all of the outstanding Shares at a price per share equal to $13.70. Excluding the Merger Option Shares (as defined below), the aggregate purchase price for the Shares was approximately $199,397,458, and was paid by means of cash. Such cash was obtained from the ongoing free cash flow of the Reporting Person and its affiliates. Redcats USA acquired the Merger Option Shares for an aggregate purchase price of approximately $79,745.672 and was paid primarily by means of a promissory note of Merger Sub (as defined below), with full recourse to Redcats USA.

Item 4. Purpose of the Transaction.

On September 10, 2007, the Issuer, Redcats USA, and Boulevard Merger Sub, Inc., a newly formed Delaware corporation and a wholly owned subsidiary of Redcats (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding Shares of the Issuer, at a price per share equal to $13.70, net to the sellers in cash (the “Offer Price”), and (ii) following the consummation of the Offer, Merger Sub merged with and into the Issuer (the “Merger”), pursuant to which (1) each outstanding Share was converted into the right to receive the Offer Price, except for those Shares of the Issuer held by the Issuer, Parent or Merger Sub, and other than those Shares of the Issuer with respect to which appraisal rights are properly exercised, which Shares were cancelled; and (2) each outstanding share of Merger Sub was converted into one Share of the Issuer. As a result of the Merger, there are only 100 Shares of the Issuer outstanding, each of which is owned indirectly by Redcats.

     The purpose of the Offer and the Merger was to acquire control of, and the entire equity interest in, the Issuer. The Offer, as the first step in the acquisition of URGI, was intended to facilitate the acquisition of all of the Shares. The purpose of the Merger was to acquire all capital stock of URGI not purchased pursuant to the Offer or otherwise.

     On September 23, 2007, Merger Sub commenced the Offer. The initial offering period of the Offer expired at 12:00 midnight, New York City time, at the end of Tuesday, October 23, 2007. On October 24, 2007, Offeror commenced a subsequent offering period to acquire all remaining untendered Shares. The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Wednesday, October 31, 2007. According to Continental Stock Transfer & Trust Company, the depositary for the Offer, as of 5:00 p.m., a total of approximately 12.517 million Shares had been validly tendered in either the initial and subsequent offering periods of the Offer, which represented approximately 86.0% of all outstanding Shares.

     On November 1, 2007, Merger Sub purchased from the Issuer an additional 5,820,860 Shares at $13.70 per Share (the “Merger Option Shares”), pursuant to its option to purchase additional Shares on the terms and conditions set forth in the Merger Agreement.

     At midnight, New York City time, at the end of Saturday, November 3, 2007, pursuant to the Merger Agreement, the Merger was effected on an expedited basis pursuant to the short-form merger procedure available under Delaware law, following Merger Sub’s acquisition of greater than 90% of the outstanding Shares.

Item 5. Interest in Securities of the Issuer.

The information set it in Items 3 and 4 above is hereby incorporated by reference.

(a), (b):     The Reporting Person beneficially owns 100% of the of the Shares and has sole voting and dispositive power over them.

(c):      Except as otherwise disclosed in this statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed on Schedule A hereto has effected any transaction in Shares during the past 60 days.

(d):      Except as otherwise disclosed in this statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person listed on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this statement

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information set forth in Item 4 above is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger, by and among United Retail Group, Inc., Redcats USA, Inc.
and Boulevard Merger Sub, Inc., dated as of September 10, 2007 (filed as Exhibit 2.1 to the
Issuer's Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2007

REDCATS USA, INC.

By:	/s/ Eric Faintreny

NAME: Eric Faintreny
TITLE: Chief Executive Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REDCATS USA, INC.

     The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Redcats USA. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each of these individuals is a citizen of France.

Directors

Name	Principal Occupation, Employment History and Address

Eric Faintreny	Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From
2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic.
Appointed Chairman of Redcats UK in 2002. Business address: 463 Seventh
Avenue, New York, New York 10018.
Thierry Falque-Pierrotin	Chairman and Chief Executive Officer of Redcats Group since 2001. Member of the PPR Executive Committee and Assessor to the PPR Board of Directors.
Business address: 5-7 rue du Delta, 75009 Paris, France.
Olivier Marzloff	Executive Vice President, Finance and IT and Chief Financial Officer of
Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of
PBM, a former PPR subsidiary. Business address: 463 Seventh Avenue, New
York, New York 10018.
Bernard Ansart	Chief Financial Officer of Redcats Group since 2003. From 2001 to 2003,
Chief Financial Officer of Intégris, the European service activities division of the Bull Group. Business address: 5-7 rue du Delta, 75009 Paris, France.
Frederick William Oakes	Solicitor and Company Secretary of Redcats UK since 1989. Business address:
18 Canal Road, Bradford BD994XB, United Kingdom. Citizen of the United
Kingdom.

Executive Officers
Name	Principal Occupation and Employment History

Eric Faintreny	Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From
2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic.
Appointed Chairman of Redcats UK in 2002.
Olivier Marzloff	Executive Vice President, Finance and IT and Chief Financial Officer of
Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of
PBM, a former PPR subsidiary.